CONFIDENTIAL TREATMENT REQUESTED

BY FIREEYE, INC.: FEYE-0002

August 21, 2013

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs
Jan Woo
Kathleen Collins
Melissa Kindelan

Re:	FireEye, Inc.
Registration Statement on Form S-1
Filed August 2, 2013
File No. 333-190338

Ladies and Gentlemen:

On behalf of our client, FireEye, Inc. (“FireEye” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained (i) in its letter dated August 13, 2013 (the “August Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) and (ii) in its letter dated June 10, 2013 (the “First Comment Letter”) relating to the Confidential Draft Registration Statement on Form S-1 submitted to the Commission on May 14, 2013 (the “Draft Registration Statement”). We are concurrently filing via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the revised Registration Statement and a copy marked to show all changes from the version filed with the Commission on August 2, 2013.

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Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Below, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement filed on August 2, 2013), all page references herein correspond to the page of the revised Registration Statement filed with the Commission on the date hereof.

August Comment Letter

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Preferred Stock Warrant Liability, page F-11

1.	We note your reference to Section 2.3 of Exhibit 10.21 in response to prior comment 6, which states that the warrant price and number of shares issuable upon exercise of the warrant shall be subject to adjustment from time to time in “the manner set forth in the company’s Certificate of Incorporation.” While we note that Section 4(d) of the Certificate of Incorporation provides for an adjustment to the conversion price of the preferred stock, it remains unclear which terms specifically provide for adjustment to the warrants. Please refer us to the specific provisions of the Certificate of Incorporation that require the company to lower the exercise price of the warrants upon any down-round financing.

We respectfully advise the Staff that Section 2.3 of each warrant agreement states, “The Warrant Price and the number of Shares issuable upon exercise of this Warrant or, if the Shares are preferred stock, the number of shares of common stock issuable upon conversion of the Shares, shall be adjusted, from time to time in the manner set forth in the Company’s Certificate of Incorporation as if the Shares were issued and outstanding on and as of the date of any such required adjustment.” In other words, the warrant agreements provide that the adjustment to the warrants should be computed on the same basis as provided in Section 4(d) of Article IV of the Company’s Certificate of Incorporation, which describes the conversion adjustment features of the underlying preferred stock, as if the warrants were exercised prior to the event resulting in an adjustment to the conversion of the underlying preferred stock. Assuming there were an adjustment to the conversion rate of the underlying preferred stock, the warrant price would be equitably adjusted because the warrant holder would be entitled to a greater number of shares of common stock issuable upon conversion of the underlying preferred stock.

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While Section 2.3 of each warrant agreement describes the warrant’s adjustment features by explicitly referencing the Company’s Certificate of Incorporation, the shares of preferred stock underlying the warrants benefit from the same conversion adjustment features described in the Company’s Certificate of Incorporation regardless of Section 2.3 of the warrant agreements.

We respectfully advise the Staff that the Company believes this is analogous to the “down-round protection” example included in “Example 9” in ASC 815-40-55-53 and 55-54. Specifically, Example 9 provides, in part:

“This Example illustrates the application of the guidance beginning in paragraph 815-40-15-05 Entity A issues warrants that permit the holder to buy 100 shares of its common stock for $10 per share. The warrants have 10-year terms and are exercisable at any time. However, the terms of the warrants specify both of the following:

a. If the entity sells shares of its common stock for an amount less than $10 per share, the strike price of the warrants is reduced to equal the issuance price of those shares.

b. If the entity issues an equity-linked financial instrument with a strike price below $10 per share, the strike price of the warrants is reduced to equal the strike price of the newly issued equity-linked financial instrument.

The warrants are not considered indexed to Entity A’s own stock based on the following evaluation:

… [Subparagraph 815-40-55-54(a) omitted]

b. The settlement amount would not equal the difference between the fair value of a fixed number of the entity’s equity shares and a fixed strike price. The strike price would be adjusted if Entity A sells shares of its common stock for an amount less than $10 per share or if Entity A issues an equity-linked financial instrument with a strike price below $10 per share. Consequently, the settlement amount of the warrants can be affected by future equity offerings undertaken by Entity A at the then-current market price of the related shares or by the contractual terms of other equity-linked financial instruments issued in a subsequent period. The occurrence of a sale of common stock by the entity at market is not an input to the fair value of a fixed-for-fixed option on equity shares. Similarly, the occurrence of a sale of an equity-linked financial instrument is not an input to the fair value of a fixed-for-fixed option on equity shares, if the transaction was priced at market.”

Therefore, even if the warrants themselves do not contain explicit down round protection, the fact that the preferred stock issuable upon exercise of the warrants contains a down round protection results in the warrants themselves containing down round protection.

We respectfully advise the Staff that, while the warrant agreements provide for a fixed aggregate exercise price to purchase a fixed number of shares of the Company’s preferred stock, the underlying preferred stock has a conversion ratio (i.e., the ratio at which the preferred stock converts into common

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stock) that is not fixed because the conversion ratio is automatically adjusted if the Company were to issue shares of preferred stock or common stock at a lower price than the original price per share of the underlying preferred stock (subject to certain exceptions described in Section 4(d) of Article IV of the Company’s Certificate of Incorporation). Accordingly, while the warrant’s aggregate exercise price is fixed, the ultimate number of shares of common stock to which the holder of the warrant would be entitled (by first exercising the warrants into shares of preferred stock and then converting the shares of preferred stock into shares of common stock) is not fixed.

In evaluating the instruments’ settlement provisions in accordance with ASC 815-40-15-07, we respectfully advise the Staff that the Company believes the warrants would not be considered indexed to the Company’s stock because the ultimate number of shares of common stock to which the holder of the warrant would be entitled can be affected by future equity offerings (which is analogous to Example 9 in ASC 815-40-55-33 through 55-34). Accordingly, the settlement amount of the warrants will not equal the difference between a fixed number of shares and a fixed amount of cash as the number of shares underlying the warrants fluctuates based on the subsequent issuance price of preferred or common stock. The occurrence of “at market” issuances of equity does not affect the fair value of a fixed-for-fixed forward or option, and therefore, the warrants should not be considered indexed to the Company’s own stock in accordance with ASC 815-40-15-05 through 15-08.

As a result, irrespective of whether the warrants themselves contain explicit adjustment features, we respectfully advise the Staff that the Company believes the guidance in ASC 815-40-15-05 through 15-08 would preclude the Company from concluding that the warrants are indexed to its own stock.

In addition to the guidance in ASC 815-40-15-05 through 15-08 noted above, the Company also considered ASC 480-10-55-33, which states:

“A warrant for puttable shares conditionally obligates the issuer to ultimately transfer assets—the obligation is conditioned on the warrant’s being exercised and the shares obtained by the warrant being put back to the issuer for cash or other assets. Similarly, a warrant for mandatorily redeemable shares also conditionally obligates the issuer to ultimately transfer assets—the obligation is conditioned only on the warrant’s being exercised because the shares will be redeemed. Thus, warrants for both puttable and mandatorily redeemable shares are analyzed the same way and are liabilities under paragraphs 480-10-25-08 through 25-12, even though the number of conditions leading up to the possible transfer of assets differs for those warrants. The warrants are liabilities even if the share repurchase feature is conditional on a defined contingency.”

Consistent with the above guidance that requires “look through” for purposes of determining whether the Company may transfer assets, the Company has concluded it should “look through” for purposes determining the indexation of the warrants.

Note 11. Equity Award Plans, page 24

2.	We note from your response to prior comment 9 that all holders will be required to remain with the company through the completion of the initial public offering and at least an additional 180 days thereafter in order to receive shares of common stock upon vesting of restricted stock units. Please clarify whether you intend to recognize a cumulative lump sum charge for RSUs that met the service condition upon effectiveness of this offering and if so, tell us and disclose the amount you intend to record. Alternatively, tell us when you intend to record such compensation expense. Also, tell us how the requirement to remain with the company for at least 180 days following the offering will factor into the timing of your expense recognition.

In response to the Staff’s comment, we have revised the disclosure on page F-27 of the Registration Statement to indicate that the Company intends to recognize a cumulative lump sum charge for the RSUs that meet the performance service conditions when the performance conditions are deemed probable.

We supplementally advise the Staff that the Company intends to recognize compensation expense relating to these awards based on the probability of achieving the performance conditions, subject to the employees continued service relationship with the Company and completion of the Company’s initial public offering (“IPO”). Because an IPO is generally not considered to be probable until the closing of the IPO, no compensation expense would be recognized until the closing of the IPO, at the earliest. Upon closing of the IPO, if it occurs at all, the Company intends to evaluate the outcome of the second

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performance condition (achievement of specific amount of bookings for full fiscal year 2013, as noted in the Company’s response to the August Comment Letter) to determine the estimated portion of the RSU awards for which it is probable that the performance condition will be achieved, if any. Based on the performance conditions that are deemed by the Company to be probable, the Company will recognize compensation expense in the period of the change in the Company’s estimate (the closing of the IPO is considered to be the change in estimate from not probable to probable with respect to the IPO performance condition, while the 2013 bookings performance condition will be evaluated at the end of each reporting period to determine the number of awards for which vesting is probable, if any) as the cumulative effect on the current and prior periods of a change in the estimated number of awards for which the requisite service is expected to be rendered, in accordance with ASC 718-10-35-03, net of forfeitures. The remaining unrecognized compensation cost, net of forfeitures, for these awards will then be recognized prospectively over the remaining vesting periods based on the graded vesting attribution method in accordance with ASC 718-10-35-08 (on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards). The RSUs vest over two tranches, as follows: (1) 50% of the shares subject to the RSUs will vest 180 days after the effective date of the IPO and (2) the remaining 50% the shares subject to the RSUs will vest on the first anniversary of the first vesting date.

***

Below, we have provided responses to certain Staff comments provided to the Company in the First Comment Letter. In each case, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Registration Statement submitted on May 14, 2013), all page references below correspond to the page of the revised Registration Statement filed with the Commission on the date hereof.

First Comment Letter

General

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We supplementally advise the Staff that the Company made several presentations to potential investors in reliance on Section 5(d) of the Securities Act of 1933. In each case, the potential investors were qualified institutional investors or accredited investors. On two occasions, the Company utilized a set of slides (the “Slides”) during the presentations. However, the Company did not distribute the Slides to the potential investors in physical form; rather, the Slides were displayed simultaneously with the presentations. In response to the Staff’s comment, we are supplementally providing the Staff with a copy of the Slides.

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Critical Accounting Policies and Estimates

Stock-Based Compensation, page 70

21.	When your estimated IPO price is available, please revise to disclose the significant factors contributing to the difference between the IPO price and the fair value determined as of the date of your last option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g. illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any. Tell us when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

We previously advised the Staff that the Company first initiated formal discussions with the underwriters for the purpose of engaging them for the proposed offering on April 16, 2013, and that the underwriters did not provide the Company with any valuation of the Company at that time. We supplementally advise the Staff that, on August 19, 2013, representatives of Morgan Stanley & Co. LLC and Goldman Sachs & Co., on behalf of the lead underwriters for the Company’s proposed IPO (the “Lead Underwriters”), and the Company discussed preliminary valuations, based on current market conditions and recent initial public offerings of other companies in the technology industry, and determined that the preliminary price rage would be between [***] per share (the “Preliminary Price Range”). Prior to August 19, 2013, the Company had not held discussions with the underwriters regarding a preliminary price range for the IPO. We understand that the Company will need to narrow the Preliminary Price Range in accordance with CD&A 134.04 when it commences the road show for the IPO.

We are supplementally providing the Staff with a draft of the proposed disclosure to be included in a future amendment to the Registration Statement to disclose the significant factors contributing to the difference between the midpoint of the Preliminary Price Range and the fair value of the equity awards granted by the Company in July 2013. See Annex A.

We supplementally advise the Staff that the Company does not intend to disclose the Preliminary Price Range in the Registration Statement until immediately before it commences the road show for the IPO, which is currently scheduled to commence on or about Monday, September 9, 2013.

We further supplementally advise the Staff that, effective August 19, 2013, the Board granted options to purchase an aggregate of 952,500 shares of common stock (the “August Grants”) at an exercise price equal to the midpoint of the Preliminary Price Range. We have revised pages 10, 48, 50 and 81 of the Registration Statement to disclose the August Grants but have omitted the exercise price and fair value per share of such grants, the weighted-average exercise prices that depend upon the exercise prices of the August Grants, and disclosure regarding the fair value of the common stock associated with the August Grants for financial reporting purposes. We intend to include such omitted disclosure in a subsequent amendment to the Registration Statement.

***

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Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 493-9300 or javina@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jon C. Avina

Jon C. Avina

cc:	David G. DeWalt, FireEye, Inc.
Michael J. Sheridan, FireEye, Inc.
Alexa King, FireEye, Inc.
Aaron J. Alter, Wilson Sonsini Goodrich & Rosati, P.C.
Eric C. Jensen, Cooley LLP
David Peinsipp, Cooley LLP

Securities and Exchange Commission August 21, 2013 Page 8	CONFIDENTIAL TREATMENT REQUESTED BY FIREEYE, INC.: FEYE-0002

Annex A

July 2013

We granted 1,243,000 stock options in July 2013. Our compensation committee set an exercise price of $10.25 per share for these options based in part on a third-party valuation prepared as of June 30, 2013. In addition, we granted 23,711 shares of restricted common stock in July 2013, which, by definition, do not have an exercise price.

When assessing the appropriate fair value for purposes of calculating the related stock-based compensation expense for these awards, we evaluated the valuation prepared as of June 30, 2013 and our anticipated initial offering price range of [***] per share.

We believe the difference between the fair value of our common stock for awards granted in July 2013 and our anticipated initial offering price range is a result of the following factors:

•

First, the initial offering price range necessarily assumes that our initial public offering has occurred and a public market for our common stock has been created and, therefore, excludes the discounts associated with the timing or likelihood of an initial public offering, which were appropriately included in the valuation prepared as of June 30, 2013. The assumptions in the June 2013 valuation that changed in the determination of the initial offering price range include (i) a decrease in the non-marketability discount from 10% to 0%, (ii) a change in the probability of a September 2013 initial public offering from 70% to 100% and (iii) the elimination of using the income approach to inform the initial offering price range.

•

Second, after discussions among the underwriters, management, and our board of directors, the initial offering price range was informed by the performance of a broader group of comparable companies that have recently completed their initial public offerings, including SaaS software companies that were considered as comparable companies for purposes of our initial public offering. The Guideline Companies that informed our June 2013 valuation typically have product offerings that include an equipment component. The additional comparable companies that informed the initial offering price range typically have higher revenue multiples than the Guideline Companies. As a result, the June 2013 valuation assigned a lower hypothetical Enterprise Value than the estimated value that informed the determination of the initial offering price range.

For financial reporting purposes for the awards granted in July 2013, we applied a straight-line calculation between the fair value of $10.25 per share determined in the contemporaneous third-party valuation as of June 30, 2013 and the midpoint of the initial offering price range of [***] per share to determine the fair value of our common stock on the grant date. Using the benefit of hindsight, we determined that the straight-line calculation would provide the most appropriate conclusion for the valuation of our common stock on the interim date between valuations because we did not identify any single event or series of events that occurred during the month of July 2013 that would have caused a material change in fair value. Based on this calculation, we assessed the fair value of our common stock to be [***] per share for awards granted in July 2013.